UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Applied Micro Circuits Corporation

(Exact name of the registrant as specified in its charter)

Delaware	000-23193	94-2586591
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

215 Moffett Park Drive, Sunnyvale, CA	94089
(Address of principal executive offices)	(Zip code)

L. William Caraccio, (408) 542-8600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD, a copy of the registrant’s Conflict Minerals Report covering the calendar year ended December 31, 2013 is provided as Exhibit 1.02 hereto. Reference is hereby made to such report.

Conflict Minerals Disclosure

The foregoing Conflict Minerals Report is also publicly available on the registrant’s website at

www.apm.com/company/corporate-social-responsibility. The information contained on such website is not incorporated by reference into this report on Form SD or the foregoing Conflict Minerals Report and should not be considered part of this report on Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report with respect to the calendar year ended December 31, 2013 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLIED MICRO CIRCUITS CORPORATION (Registrant)

By:	/s/ L.William Caraccio	May 30, 2014
	L. William Caraccio	(Date)
Vice President, General Counsel and Secretary